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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.   2  )*
                                           -----


                          Citadel Holding Corporation
         -------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $.01 par value per share
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   172862104
                   -----------------------------------------
                                 (CUSIP Number)



          James A. Wunderle, Chief Operating Officer, Reading Company
                30 South 15th Street, Suite 1300, Philadelphia,
                      Pennsylvania  19102  (215) 369-3344
   -------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                August 12, 1996
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


- -----------------------                                  ---------------------
 CUSIP NO. 172862104                                      PAGE 2 OF 18 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Craig Corporation
      95-1620188
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable.

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(E)                                            [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Delaware
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,329,114 shares 3% Cumulative Voting Convertible
                          Preferred Stock
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
      PERSON              1,329,114 shares 3% Cumulative Voting Convertible
                          Preferred Stock
       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
                             0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,413,335
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IF ROW (11)
13
      49.85%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


- -----------------------                                  ---------------------
 CUSIP NO. 75533250-9                                     PAGE 3 OF 18 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Reading Company     23-6000773
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      Not Applicable.
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(E)                                            [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Pennsylvania
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,564,473
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                 0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
      PERSON
                          1,564,473
       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
                             0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,564,473
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IF ROW (11)
13
      26.1%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


- -----------------------                                  ---------------------
 CUSIP NO. 755332-50-9                                    PAGE 4 OF 18 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Reading Holdings, Inc.      51-0353118
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      Not Applicable.
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(E)                                            [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Delaware
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,564,473
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
      PERSON
                          1,564,473
       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
                             0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,564,473
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IF ROW (11)
13
      26.1%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 18 Pages
                                                                        --

  This jointly filed Schedule 13D/A (i) is Amendment No. 26 with respect to Craig Corporation ("Craig") and it amends and supplements the Schedule 13D, dated June 5, 1987, and Amendments thereto (the "Craig Schedule 13D") filed by Craig relating to beneficial holdings of shares of Common Stock of Citadel Holding Corporation ("Citadel"); and (ii) is Amendment No. 2 with respect to Reading Company ("Reading") and Reading Holdings, Inc. ("Holdings") and it amends and supplements the Schedule 13D, dated March 28, 1996 and the Amendment thereto (the "Reading Schedule 13D") filed by Reading and Holdings relating to beneficial holdings of shares of Common Stock of Citadel. All capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to such terms in the Craig or Reading Schedule 13D.

  ITEM 4.  PURPOSE OF TRANSACTION.
           ----------------------

  Item 4 is hereby amended to add the following:

  As previously disclosed in Amendments No. 1 and 25 to the Reading Schedule 13D and the Craig Schedule 13D, respectively, the Boards of Directors of Craig and Reading on May 23, 1996 authorized and directed their respective managements to work together to develop one or more proposals for the consolidation of the assets of these two companies, and potentially of Citadel, into a single business unit to provide Reading with the capital funding needed to pursue its Beyond-the-Home Entertainment business plan.

  On August 8, 1996, the Independent Committee of the Board of Directors of Citadel and the Board of Directors of Citadel, and on August 12, 1996, the Independent Committees of the Board of Directors of Reading and Craig and the Boards of Directors of Reading and Craig, approved a transaction, subject in each case to execution of definitive agreements and other conditions, pursuant to which Citadel will contribute cash in the amount of $7.0 million and Craig and its wholly owned subsidiary Craig Management, Inc. ("CMI") will contribute assets, valued for purposes of this transaction at $81.0 million, to a newly formed Delaware holding company, Reading Entertainment, Inc. ("Reading Entertainment") in exchange for shares of Reading Entertainment's Series A and Series B Voting Cumulative Convertible Preferred Stock and Common Stock (the "Stock Transaction"). In addition, Citadel and Reading have agreed to certain other matters with respect to the assets of Citadel and the Series A Preferred Stock being received by Citadel in the Stock Transaction. Upon consummation of the Stock Transaction, Craig, CMI and Citadel will in the aggregate hold in excess of 80% of the voting power of Reading Entertainment. Craig will hold Reading Entertainment Common Stock and Series B Preferred Stock representing approximately 77.4% of the voting power of Reading Entertainment and Citadel will hold Series A Preferred Stock representing approximately 5% of such voting power. For a summary description of the terms of the Stock Transaction, see the Letter of Intent dated August 12, 1996, among Reading, Craig and Citadel, attached hereto as Exhibit 1 (the "Letter of Intent").

                                                              Page 6 of 18 Pages
                                                                        --

  Among the assets to be transfered by Craig to Reading are the 1,329,114 shares of Citadel 3% Cumulative Voting Convertible Preferred Stock currently held by Craig. Accordingly, upon consummation of the Stock Transaction, Reading Entertainment will hold Citadel securities representing approximately 39.5% of the voting power of Citadel.

  The Stock Transaction contemplates that, immediately prior to its consummation, a newly formed subsidiary of Reading Entertain-ment will merge with and into Reading in a transaction in which stockholders of Reading on the record date will be entitled to receive one share of Reading Entertainment Common Stock for each share of Reading Class A Common Stock or Reading Common Stock (other than shares of Common Stock as to which dissenters' rights are perfected) held on that date (the "Reorganization Transaction"). The Reorganization Transaction, which among other things will result in a change of the state of incorporation of the public company from Pennsylvania to Delaware, was also approved by the Reading Board of Directors. The Stock Transaction and the Reorganization Transaction are collectively referred to herein as the "Transactions." It is contemplated that neither the Stock Transaction nor the Reorganization Transaction will result in any taxable gain or loss to the public stockholders of Craig, Citadel or Reading.

  The Transactions are subject to, among other things, the approval of the stockholders of Reading. However, Craig, which owns shares of Reading Class A Common Stock representing approximately 52.5% of the outstanding voting shares of Reading, has agreed to vote such shares in favor of the Transactions. Accordingly, no approval of other Reading stockholders is required. No vote of the stockholders of Citadel or Craig is required to effectuate the Transactions.

  The terms of the Stock Transaction were negotiated by special committees (the "Independent Committees") of the Boards of Citadel, Craig and Reading, each of which was composed entirely of independent outside directors, having no affiliation with or duties to any of the other constituent parties. Each of these Independent Committees was represented by counsel and by an investment advisor of the committee's choosing. The Independent Committees began negotiating on or about July 18, 1996, with each ultimately making a separate recommendation to its Board of Directors to approve the Transactions as described in the Letter of Intent. Prior to their decision to recommend approval of the Stock Transaction, and prior to Board approval, the Independent Committees and the Boards of Directors of each of Citadel, Craig and Reading were advised by their respective investment advisors that the Stock Transaction was fair to Citadel, Craig, and Reading, as the case may be, from a financial point of view.

  The principal purposes of the Stock Transaction, from the point of view of Craig, CMI and Reading, are (a) to provide Reading with additional capital funding with which to pursue its Beyond-

                                                              Page 7 of 18 Pages
                                                                        --

the-Home Entertainment business plan; (b) to consolidate the cinema exhibition activities of Craig and Reading into a single easily explained and well capitalized company; and (c) to provide to Citadel a transaction pursuant to which it can make an initial investment in the Beyond-the-Home segment of the entertainment industry, review the implementation by Reading Entertainment of its Beyond-the-Home Entertainment business plan and, if it approves of the progress made by Reading Entertainment, to make a further investment in that business through the exercise of its asset put to exchange certain of its assets for Reading Entertainment Common Stock, as described in the Letter of Intent.

  Reading is currently involved in conventional multiplex cinema exhibition in Puerto Rico through its Cine Vista Cinemas chain, is scheduled to close in the immediate future the acquisition of the Angelika Film Center in New York City (a specialty art multiplex cinema and cafe complex with 1995 gross revenues of approximately $7.4 million), and is working with Craig, through Reading International Cinemas LLC, to develop a new chain of multiplex cinemas in Australia. Reading intends to expand the Angelika Film Center concept to other cities, and is currently reviewing a number of potential locations suitable for such complexes.

  The principal purposes of the Reorganization Transaction are (a) to permit Reading to reincorporate in Delaware to take advantage of what its management believes to be a more extensive and better developed body of statutory and case law and a body of law which, generally speaking, may be more familiar to most investors and lenders than the law of Pennsylvania and (b) possibly to permit Reading Entertainment to raise capital and make acquisitions without subjecting such capital and businesses to many of the contingent liabilities of Reading's historic railroad businesses. Also, as a consequence of the Reorganization Transaction, Reading's capital structure will be simplified in that Reading Entertainment will only have one class of common stock outstanding, whereas Reading currently has Class A Common Stock and Common Stock outstanding, and the transfer restrictions on the Reading Class A Common Stock which are currently scheduled to expire January 1, 1997 will be extended with respect to Reading Entertainment Common Stock to January 1, 2003, thereby enhancing Reading Entertainment's ability to continue to utilize its net operating loss carryovers.

  From the point of view of Craig, the Transactions will also (a) reduce the potential for conflicts between Craig's interests as the largest stockholder in Reading and its interests as a joint venturer with Reading in enterprises such as Reading International Cinemas LLC, and (b) complete the transition of Craig from a company primarily engaged -- prior to the restructuring of its interest in Stater Bros. Holdings Inc. -- in the retail grocery business, to a company primarily engaged, through its voting equity interest in Reading, in the Beyond-the-Home Entertainment Business.

  ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
           ------------------------------------

                                                              Page 8 of 18 Pages
                                                                        --

  Item 5 is hereby amended to add the following:

  (a) Craig's responses in Items 11 and 13 of the Cover Page of this Amendment No. 26 include (1) 1,564,473 outstanding shares of Common Stock owned by Holdings and beneficially owned by Craig due to its greater than 50% ownership of Reading, (2) the exercise of a warrant to purchase 666,000 shares of Citadel Common Stock (the "Warrant Shares") granted by Citadel to Craig pursuant to a Conversion Deferral, Warrant and Reimbursement Agreement (the "Warrant Agreement") as described in Amendment 15 to the Craig Schedule 13D dated April 3, 1995 and (3) conversion of 1,329,114 shares of 3% Cumulative Voting Convertible Preferred Stock (the "Preferred Stock"), stated value $3.95 per share, of Citadel, which are convertible under certain circumstances into shares of Common Stock as described in Amendments 14 (dated December 7, 1994), and 15 (dated April 3, 1995) to Craig Schedule 13D.

  The 2,182,862 Conversion Shares would be issuable assuming Craig's optional conversion in full of the Preferred Stock at a conversion price equal to the "Market Price" per share as defined in the Certificate of Designation of the Preferred Stock (the "Certificate of Designation"), a copy of which was included as part of Exhibit A to Amendment No. 14 to the Craig Schedule 13D. Assuming a conversion on August 8, 1996, such Market Price would have been $2.4051. The actual number of Conversion Shares that may be acquired by Craig by reason of the Preferred Shares may vary depending upon, assuming other things, the Market Price and the number of Shares outstanding at the time of any optional conversion and is subject to other adjustments and limitations pursuant to the terms of the Certificate of Designation.

  Pending any conversion of the Preferred Stock pursuant to the conversion features of the Preferred Stock, the holders of the Preferred Stock will be entitled to one vote per share of Preferred Stock on all matters submitted to the Citadel's stockholders and will vote together with the holders of the Citadel's Common Stock as a single class with respect to such matters. The Common Stock beneficially owned by Craig, as reported above, together with the Warrant Shares and Preferred Stock, represents approximately 49.85% of the aggregate combined voting power of the outstanding shares of Citadel assuming issuance of 2,182,862 Conversion Shares and assuming the exercise in full of the Warrant.

  Reading's and Holdings's responses in Items 7, 9, 11 and 13 of the Cover Page of this Schedule 13D/A reflect its beneficial ownership of 1,564,473 shares of Common Stock.

  (b) See Items 7, 8, 9 and 10 of the Cover Pages and the information in Item 5(a) concerning the calculation of the combined voting power represented by the securities of the Issuer beneficially owned by Craig, Reading and Holdings.

  (c)  None.

                                                              Page 9 of 18 Pages
                                                                        --

  ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
           -------------------------------------------------------------
           RESPECT TO SECURITIES OF THE ISSUER.
           ------------------------------------

  Item 6 is hereby amended to add the following:

  See the Letter of Intent for a summary description with respect to certain arrangements and understandings regarding the issuance of Reading securities.

  ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
           --------------------------------

  Exhibit 1 - Letter of Intent dated August 12, 1996 by and among Craig
              Corporation, Citadel Holding Corporation and Reading Company.


                                   SIGNATURES
                                   ----------

  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  August 13, 1996                  CRAIG CORPORATION,
                                         a Delaware corporation



                                         By: /s/ S. Craig Tompkins
                                             -----------------------
                                             S. Craig Tompkins
                                             President


Dated:  August 13, 1996                  READING COMPANY,
                                         a Pennsylvania corporation



                                         By: /s/ S. Craig Tompkins
                                             -----------------------
                                             S. Craig Tompkins
                                             President


Dated:  August 13, 1996                  READING HOLDINGS, INC.,
                                         a Pennsylvania corporation



                                         By: /s/ S. Craig Tompkins
                                             -----------------------
                                             S. Craig Tompkins

                                                             Page 10 of 18 Pages
                                                                        --

                                 Exhibit Index
                                 -------------

                                                        Sequentially
      Exhibit                                           Numbered Page
- -------------------                                     -------------
Letter of Intent                                              11

                                                             Page 11 of 18 Pages


                                READING COMPANY
                        30 South 15th Street, Suite 1300
                       Philadelphia, Pennsylvania  19102



August 12, 1996



Mr. Steve Wesson
President
Citadel Holding Corporation
550 S. Hope Street, Suite 1825
Los Angeles, California 90071

Ms. Robin W. Skophammer
Chief Financial Officer
Craig Corporation
550 S. Hope Street, Suite 1825
Los Angeles, California  90071

Dear Mr. Wesson and Ms. Skophammer:

This letter is intended to set forth the principal terms of a proposed transaction among Reading Company ("Reading"), Citadel Holding Corporation ("Citadel"), Craig Corporation ("Craig"), Reading Entertainment, Inc. ("Reading Entertainment"), Craig Management, Inc., ("CMI"), and Citadel Acquisition Corp., Inc. ("CAC"). It is understood that this letter is not a binding agreement, but constitutes a statement of intentions only and is subject to the preparation, execution and delivery of definitive documentation by each of Reading, Reading Entertainment, Citadel, CAC, Craig and CMI, and, in the case of Reading, to the approval of its stockholders and to the delivery of fairness and legal opinions to the respective parties.

Reading is planning to form a new holding company (the "Holding Company Transaction") to be organized under the laws of the State of Delaware under the name Reading Entertainment. Promptly following the completion of the Holding Company Transaction, Reading Entertainment would issue the securities described below in exchange for the consideration described below.

1.   Citadel Holding Corporation and Citadel Acquisition Corp., Inc.:
     ---------------------------------------------------------------

          1.1  Consideration to be Paid:  Cash in the amount of $7 million, by
               ------------------------
     wire transfer in currently available funds at the closing.

Mr. Steve Wesson                                             Page 12 of 18 Pages
Ms. Robin W. Skophammer
August 12, 1996
Page 2

          1.2  Reading Entertainment Securities to be Issued:  Series A Voting
               ---------------------------------------------
     Cumulative Convertible Preferred Stock, with the following terms:

     Stated Value:         $7 million, $100 per share.
     ------------

     Dividend:             6 1/2% per annum, payable quarterly, and cumulative
     --------              to the extent not paid.

     Conversion Price:     $11.50 per share
     ----------------

                      . No conversion for 18 months, unless there is a public disclosure or announcement of a transaction that would result in a third party (other than a Craig affiliate) owning 50% or more of common stock or voting rights of Reading or other change in control of Reading.

                      .    On change of control, Reading would have the right to
                           (i) call Citadel or CAC owned Series A preferred shares (at a redemption premium of 8% per annum ("p.a.") from date of issuance through year 4 then decreasing 1% p.a. thereafter beginning in year 5) only if Craig assumes Citadel's asset put obligation described below and (ii) call all other Series A preferred shares (at the redemption premium specified in clause (i) above. Citadel has the right to put (at stated value plus accrued but unpaid dividends and the same redemption premium). In the event Craig assumes the asset put obligation, Craig will agree to issue Craig Class A Common Preference Stock (the "Craig Stock") and the exercise price for the Craig Stock to be increased or decreased from Craig Stock market price to reflect the percentage of discount or premium on Reading stock (measured in terms of percentage difference between market price of Reading stock on change of control date and $11.75 or $12.25 per share, as applicable) which Citadel would be entitled to receive. Craig Stock market price (prior to adjustment) to be measured over 20 consecutive trading days prior to change of control date.

Mr. Steve Wesson                                             Page 13 of 18 Pages
Ms. Robin W. Skophammer
August 12, 1996
Page 3


     Vote Per Share:       9.64 votes, which is approximately equal to Stated
     --------------        Value / Common Stock price at close of trading on the
                           date of this Letter of Intent.

                           . Usual and customary preferred voting rights, plus separate class vote for modifications or issuance of any senior or pari passu equity securities.

     Forced conversion:    Trading average of 135% of conversion price over 180
     -----------------     trading day period.

     Term:                 Perpetual
     ----

     Put Rights:           After 5 years at stated value plus accrued but unpaid
     ----------            dividends. In addition, right to put if dividend is
                           in arrears 4 quarters; but in no event shall put be exercised sooner than 18 months.

     Call Rights:          Callable after 5 years at 108% of stated value plus
     -----------           accrued but unpaid dividends, decreasing thereafter
                           at 2% p.a.

     Ranking:              Senior to the Series B Preferred Stock.
     -------

     Registration Rights:  Two demands; unlimited piggyback.
     --------------------

     Transferability:      Freely transferable, except for restrictions based
     ---------------       upon securities laws or charter provisions.

     Other:                .  Reading has the right of first offer on 100% of
     -----                    any common or preferred stock of Reading that
                              Citadel sells. Reading will have 10 business days from being offered the stock at a stated price. If
                              Reading does not elect to purchase within 10 business days, Citadel has 180 days to sell at that or higher price.

Mr. Steve Wesson                                             Page 14 of 18 Pages
Ms. Robin W. Skophammer
August 12, 1996
Page 4

          1.3  Asset Put:  Citadel will have the right to exchange all or
               ---------
     substantially all of its assets (other than Excluded Assets), together with any debt encumbering or related to such assets, for Reading Common Stock.

     Term:                 Immediately exercisable by Citadel. Notice of
     ----                  exercise must be delivered on or before 30 days after
                           filing of Reading's annual report on Form 10-K for fiscal 1999.

     Assets:               (1)  $20M in Net Asset Value (Gross Value less
     ------                     liabilities including debt), of existing assets
                                (including cash and cash proceeds) at fixed stock price set forth below; (2) existing assets over $20M in Net Asset Value (up to a maximum of $30M in Net Asset Value), and after acquired assets (other than cash) can only be put at market price of stock, and (3) after acquired assets over $5 M can only be put with Reading's consent. No restrictions on Citadel encumbering existing assets with additional or refinanced debt.

     Excluded Assets:      (1)  the Series A Preferred Stock and Common Stock
     ---------------            issued on conversion,
                           (2)  cash or marketable securities as Citadel may
                                require to maintain appropriate level of liquidity,
                           (3)  assets with liabilities in excess of fair market
                                value of assets, and
                           (4)  after acquired assets over $5M (except with
                                Reading's consent).

     Asset Value:          Fair market value
     -----------

     Common Stock Price
     ------------------
     issued in Exchange:   Up to October '97 $11.75 per share thereafter $12.25
     ------------------    per share.  If average trading price of Reading
                           Common Stock is in excess of 130% of put price for more than 60 days, then Citadel shall have 120 days, after notice from Reading, to give notice of exercise of the asset put. If Citadel does not give notice of exercise at this time, then put price shall be fair market value of Common Stock. Reading shall convert a portion of the Common Stock into debt for that amount that would take the cumulative change of control percentage of Reading under IRC (S) 382 over 45% after exercise of the asset put. The amount converted to debt would be

Mr. Steve Wesson                                             Page 15 of 18 Pages
Ms. Robin W. Skophammer
August 12, 1996
Page 5


                                  based on the value of Common Stock that would have been received. The economic terms of the debt would be determined by an independent investment banker. If Citadel elects to sell the debt within 90 days from issuance, Reading will take all reasonable actions to assist in selling. Reading to reimburse Citadel for Citadel's expenses and for amount by which the net proceeds from the sale of the debt is less than the value of the Common Stock that would have been received on the date of conversion.

     Registration Rights:         Reading Common Stock received to have same
     -------------------          registration rights as described in Section
                                  1.2.

     Information Statement:       Reading's expense
     ---------------------

     Citadel 3% Preferred Stock:  Redemption premium accrual rate reduced to 3%
     --------------------------   from Closing (no retroactive adjustment).
                                  No conversion for a one-year period commencing on the 15th day following the filing of Citadel's Form 10-K for fiscal 1996, except in the event of a change of control of Citadel.

          1.4  Other Provisions:  Reading will reimburse Citadel and CAC for
               ----------------
     their reasonable out of pocket expenses (including fees and expenses of legal counsel and financial advisors) with respect to the transaction, up to a maximum reimbursement of $280,000.

2.   Craig Corporation and Craig Management, Inc.:
     --------------------------------------------

          2.1  Consideration to be Paid:  Craig and CMI will deliver at the
               ------------------------
     closing their entire right, title and interest in the following assets:

               a. 693,650 shares of Series B Stater Bros. Holdings Inc. 10.5% Preferred Stock, stated value $100.00 per share,

               b. 1,329,114 shares of Citadel 3% Cumulative Voting Convertible Preferred Stock, stated value $3.95 per share, and

               c. 50% Membership interest and any related interest in Reading International Cinemas LLC.

          2.2  Reading Entertainment Securities to be Issued:
               ---------------------------------------------

Mr. Steve Wesson                                             Page 16 of 18 Pages
Ms. Robin W. Skophammer
August 12, 1996
Page 6

               a. Series B Voting Cumulative Convertible Preferred Stock, with the following terms:

     Stated Value:         $55.0 million, $100 per share
     ------------

     Dividend:             6 1/2% per annum, payable quarterly, and cumulative
     --------              to the extent not paid.

     Conversion Price:     $12.25 per share
     ----------------

                           a.  No conversion for 18 months.

                           b. Forced Conversion:  no forced conversion for first
                              five years and then forced conversion when average trading price of 135% of conversion price over 180 trading day period.

     Vote Per Share:       9.64 votes, which is approximately equal to stated
     --------------        value / Common Stock price at the close of trading on
                           the date of this Letter of Intent. Plus, usual and customary preferred voting rights, including right to elect director in the event of missed dividends for six or more quarters, whether or not consecutive.

     Term:                 Perpetual
     ----

     Put Rights:           None
     ----------

     Call Rights:          No call for first five years and then callable at
     -----------           108% of stated value plus accrued but unpaid
                           dividends, decreasing thereafter at 2% p.a.

     Ranking:              Junior to Series A Preferred Stock
     -------

     Registration Rights:  None
     -------------------

     Transferability:      Freely transferable, except for restrictions based
     ---------------       upon securities laws or charter provisions.

               b.  2,476,190 shares of Reading Entertainment Common Stock

Mr. Steve Wesson                                             Page 17 of 18 Pages
Ms. Robin W. Skophammer
August 12, 1996
Page 7


          2.3  Other Agreements:  Craig will agree to vote its shares in
               ----------------
     Reading in favor of the Holding Company Transaction and in favor of the approval of the transactions contemplated hereby. At the closing, (i) the Amended and Restated Capital Funding Agreement between Reading Investment Company Inc., Craig and CMI dated March 8, 1996, and (ii) the Warrant and Preferred Purchase Options set forth in the Stock Purchase and Sale Agreement dated March 27, 1996 by and between Craig and Reading Holdings, Inc., will be terminated.

The definitive documentation will include, among other things, usual and customary terms and conditions including usual and customary representations, warranties, indemnities and conditions to closing. It shall be a condition to Closing for Citadel and CAC, on the one hand, and Craig and CMI, on the other, that the other party shall have performed all of its obligations under the Exchange Agreement. Each of the parties represents that they have reviewed a draft dated August 8, 1996 of the proposed Exchange Agreement and that they are in substantial agreement with respect to the material terms and conditions set forth therein.

The parties agree to consult with one another in the preparation of a press release reasonably acceptable to all parties announcing the transactions contemplated by this agreement and as to the wording of any applicable filings made on Form 13D with respect to Reading and/or Citadel, and to thereafter refrain from public statements concerning the transaction, absent prior notification to and consultation with the other parties hereto.

If this letter of intent correctly sets forth our understanding, please so indicate by executing and returning a copy of this letter. By executing and delivering this letter of intent, subject to the satisfaction of the conditions precedent set forth in this letter, Reading is representing and warranting that the above terms and conditions have been reviewed and approved by the Independent Committee of, and the Board of Directors of, Reading, after advice and counsel from its legal counsel and financial advisors. By executing and delivering this letter of intent, subject to the satisfaction of certain of the conditions precedent set forth in this letter, Citadel, CAC, Craig and CMI are similarly representing and warranting that the above terms and conditions, in so far as they relate to Citadel or to Craig, as the case may be, have been reviewed and approved by the Independent Committees of, and the Boards of Directors of, Citadel or Craig as the case may be, after advice and counsel from their respective legal counsel and financial advisors.

Very truly yours,


/s/ James J. Wunderle

James J. Wunderle
Chief Financial Officer

Mr. Steve Wesson                                             Page 18 of 18 Pages
Ms. Robin W. Skophammer
August 12, 1996
Page 8


ACKNOWLEDGED AND AGREED

CITADEL HOLDING CORPORATION                 CRAIG CORPORATION


/s/ Steve Wesson                            /s/ Robin W. Skophammer
- --------------------------                  --------------------------------
By:      Steve Wesson                       By:     Robin W. Skophammer
Its:     President                          Its:    Chief Financial Officer
Date:    August 12, 1996                    Date:   August 12, 1996